May 14, 2009
Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	TreeHouse Foods, Inc. Form 10K for the Fiscal Year Ended December 31, 2008 Filed February 26, 2009; and Definitive Proxy Statement on Schedule 14A Filed March 17, 2009 File No. 001-32504
Dear Mr. Schwall:
We are writing in response to your letter dated May 8, 2009 relating to the above referenced documents. We have listed the comments from the May 8th letter as well as the TreeHouse Foods, Inc. (the “Company”) response to the comments below:
Form 10-K for the Fiscal Year Ended December 31, 2008
Exhibits 31.1 and 31.2

1.	Please confirm to us that, in future filings, your certifications will appear exactly as set forth in Item 601(b)(31) of Regulation S-K. We note in particular that the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

Response:

In future filings, we will comply exactly with the form of certification as set forth in Item 601(b)(31) of Regulation S-K. In particular, we will remove the title of the certifying individuals from the beginning of the certification. As we filed our Form 10-Q for the period ended March 31, 2009 on May 8, 2009, this change will take place beginning with our Form 10-Q for the period ended June 30, 2009.

Mr. H. Roger Schwall
United States Securities and Exchange Commission
May 14, 2009
Definitive Proxy Statement on Schedule 14A, filed March 17, 2009
General

2.	Please confirm in writing that you will comply with the following comment relating to your definitive proxy in all future filings, and provide us with an example of the disclosure you intend to use in each case. After our review of your response, we may raise additional comments.

Response:

Please see the Company’s expanded disclosure as detailed below, which will be included in future Proxy filings.
Directors and Executive Officers, page 12
3.	We note particular ambiguities in the following biographical sketches:
•	Mr. Reed (employment from April 2002 up to January 27, 2005);

•	Mr. Vermylen (employment from October 2002 up to January 27, 2005);

•	Mr. O’Neill (employment from March 2001 up to January 27, 2005); and

•	Mr. Walsh (employment from October 2002 up to January 27, 2005)
Please expand your disclosure to include the specific information required by Item 401(e) of Regulation S-K. Revise your disclosure as necessary to provide the month and year for each position held by each director and executive officer during the past five years and the name and principal business of each employer, and eliminate all gaps and ambiguities in that regard.

Response:

The Company’s expanded disclosures for Mr. Reed, Mr. Vermylen, Mr. O’Neill and Mr. Walsh will be filed in future Proxy statements as follows:

“As noted above, prior to joining us, each of our executive officers was, for varying periods of time, a principal of TreeHouse Foods, LLC. TreeHouse Foods, LLC and its predecessor partnership were formed to bring together certain members of the former Keebler Foods Company management team following the expiration of their employment with Keebler Foods Company to investigate investment opportunities in the consumer packaged goods industry. TreeHouse, LLC was member managed and, as a result, none of the individuals held officer positions. Messrs. Reed, Vermylen, O’Neill and Walsh joined TreeHouse, LLC in April 2002, October 2002, March 2001 and October 2002, respectively. As a result of the executives joining us on January 27, 2005, TreeHouse, LLC ceased operations.”

Mr. H. Roger Schwall
United States Securities and Exchange Commission
May 14, 2009
TreeHouse Foods, Inc. Representations
TreeHouse Foods, Inc. hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosures in our filings. Furthermore, we understand that the staff comments or changes to disclosures do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings. Finally, TreeHouse Foods, Inc. understands that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Please call me at 708-483-1332 with your comments or questions.
Very truly yours,

/s/ Dennis F. Riordan
Dennis F. Riordan
Senior Vice President and Chief Financial Officer

cc:	Tracey L. McNeil — United States Securities and Exchange Commission